1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date January 3, 2011	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

VOLUNTARY ANNOUNCEMENT

RECTIFICATION SCHEME FOR THE “DECISION ON

ADMINISTRATIVE AND SUPERVISORY MEASURES” OF

SHANDONG SECURITIES REGULATORY BUREAU

This is a voluntary announcement made by Yanzhou Coal Mining Company Limited (the “Company”).

Reference is made to the overseas regulatory announcement of the Company dated 23 November 2010 in relation to “Announcement on Receipt by Yanzhou Coal Mining Company Limited of ‘Decision on Conducting Rectification Measures by Yanzhou Coal Mining Company Limited’ from Shandong Securities Regulatory Bureau” dated 23 November 2010, which was published by the Company on its website (www.yanzhoucoal.com.cn) and the website of Shanghai Stock Exchange (www.sse.com.cn).

Shandong Securities Regulatory Bureau of China Securities Regulatory Commission (“Shandong Securities Regulatory Bureau”) recently conducted routine inspections on the regulated operation of listed companies within its jurisdiction. Shandong Securities Regulatory Bureau conducted a site inspection on the Company during the period from 21 to 30 July 2010 and recently issued the “Decision on Administrative And Supervisory Measures - Concerning the Decision on Conducting Rectification Measures by Yanzhou Coal Mining Company Limited” ([2010] No.12) (“Decision on Administrative And Supervisory Measures”). The Company conducted self-inspection on the rectification issues raised in the “Decision on Administrative And Supervisory Measures”, analyzed the causes for the issues, proposed the practical rectification measures and formulated the “Rectification Scheme of Yanzhou Coal Mining Company Limited for the ‘Decision on Administrative And Supervisory Measures’ of Shandong Securities Regulatory Bureau ” (“Rectification Scheme”).

I. Works commenced by the Company

Upon receipt of the “Decision on Administrative And Supervisory Measures”, the Company paid great attention to the rectification works on the issues raised. The Company appointed chairman of the board of directors (the “Board”) as the leader in charge of the rectification works, the vice chairman of the Board, general manager, chief financial officer, secretary of the Board and persons in charge of each responsible department as the chief persons in charge and the office of the secretary of the Board, audit department of the Board, finance department, human resources department, general department and the enterprise community office are the main departments in charge to conduct self-inspection and analysis on the issues raised in the Decision on Administrative And Supervisory Measures, formulate the rectification measures and implement the rectification.

On 30 December 2010, the Company convened the seventeenth meeting of the Fourth Session of the Board for the purpose of considering and approving the “Rectification Scheme”.

II. Issues regarding the rules and regulations of the Company

1. Article 69 of the articles of association of Yanzhou Coal Mining Company Limited (the “Articles of Association”) regarding “where the number of directors is less than the number stipulated in the Company Law or 2/3 of the number specified in the Articles of Association as one of the events for holding an extraordinary general meeting” does not specify the exact number of directors in accordance with Article 43 of the “Guidelines on Articles of Association of Listed Companies (2006 Amendment)” (the “Guidelines on Articles”).

Rectification measures: “ An extraordinary general meeting to be held within two months of the occurrence of certain events” in the Articles of Association are formulated in accordance with the “Mandatory Provisions for Articles of Association of Companies to be Listed Overseas” of the China Securities Regulatory Commission (“Mandatory Provisions”).

The Company has proposed the amendment of the Articles of Association to the seventeenth meeting of the fourth session of the Board for consideration and will propose the amendment of the Articles of Association for consideration and approval at the next general meeting of the Company. The amendment specifies that where the number of directors is less than 2/3 of the number specified in the Articles of Association, the exact number of directors is 9.

Person in charge: secretary of the Board

Time of rectification: rectification will be completed at the next extraordinary general meeting of the Company.

2. Article 77 of the Articles of Association on the procedures for shareholders to request for the convening of an extraordinary general meeting and the requirements of relevant time limit is not in line with the relevant requirements of the Guidelines on Articles.

Rectification measures: the procedures for shareholders to request for the convening of an extraordinary general meeting and the requirements of relevant time limit in the Articles of Association are formulated in accordance with the wordings of the Mandatory Provisions.

The company has proposed the amendment of the Articles of Association to the seventeenth meeting of the fourth session of the Board for consideration and will propose the amendment of the Articles of Association for consideration and approval at the next extraordinary general meeting of the Company. With reference to the provision of Guidelines on Articles relating to extraordinary general meeting proposed by eligible shareholders, the relevant articles of the Articles of Association will be amended to be in line with both domestic and overseas listing regulatory requirements.

Person in charge: secretary of the Board

Time of rectification: rectification will be completed at the next extraordinary general meeting of the Company.

3. Article 103 of the Articles of Association stipulates that “all directors, supervisors, secretary of the Board, general manager and other senior management officers are entitled to participate in general meetings”, which is not in line with Article 66 of the Guidelines on Articles.

Rectification measures: the company has proposed the amendment of the Articles of Association to the seventeenth meeting of the fourth session of the Board for consideration and will propose the amendment of the Articles of Association for consideration and approval at the latest general meeting in order to specify that “all directors, supervisors and senior management officers of the Company should participate in general meetings”.

Person in charge: secretary of the Board

Time of rectification: rectification will be completed at the next extraordinary general meeting of the Company.

4. The Articles of Association does not specify the retention time for the minutes of the three kinds of meetings of the Company in accordance with Article 73, Article 122 and Article 147 of the Guidelines on Articles. The above issue also exists in the Rules of Procedure for the respective meetings.

Description: the existing Article 135, Article 183 and Article 209 of the Articles of Association require the minutes of the general meetings, board meetings and supervisory meetings of the Company to be kept for at least 10 years; the existing Article 87 of the Rules of Procedures for Shareholders’ Meetings, the existing Article 63 of the Rules of Procedures for Board and the existing Article 27 of the Rules of Procedures for Supervisory Committee of the Company require that the files of the minutes to be kept for no less than 10 years.

III. Issues in Regulated Operation

1. The Board of the Company has not yet established a nomination committee and a strategy and development committee.

Rectification measure: The Company has established an audit committee and a remuneration committee of the Board and planned to establish other special committees as needed. The seventeenth meeting of the fourth session of the Board has considered and approved the establishment of the nomination committee and the strategy and development committee.

Persons in charge: general manager and secretary of the Board

Time of rectification: the rectification has been completed.

2. The operation of the audit committee should be further improved, mainly in:

(1) The actual number of members of the audit committee of the Company is not in line with Article 4 of the Working Rules of the Audit Committee of the Board of Yanzhou Coal Mining Company Limited (“Working Rules of the Audit Committee”).

Rectification measure: there are six members in the audit committee of the Board of the Company. The requirement of seven members in Working Rules of the Audit Committee is due to clerical error.

The audit committee of the Company has amended the Working Rules of the Audit Committee to be consistent with the actual number of members of the audit committee.

Person in charge: manager of the audit department

Time of rectification: the rectification has been completed.

(2) The audit committee has not prepared minutes of relevant meetings in accordance with Article 26 of the Working Rules of the Audit Committee of Yanzhou Coal Mining Company Limited.

Rectification measure: the Company has convened the audit committee meetings strictly in accordance with the requirements of Article 26 of the Working Rules of the Audit Committee since the 2010 second meeting of the audit committee held on 16 August 2010. The Company has duly issued notices of meetings and meeting agendas of the audit committee meetings and the attendants have signed on the attendance page. All meetings were live recorded and the audit department of the Board has prepared meeting minutes after the meetings which had been distributed to members of the audit committee, accountants and related departments of the Company.

Person in charge: manager of the audit department

Time of rectification: the rectification has been completed.

(3) Written documents such as resolutions of meetings of the audit committee, annual audit process and the opinions of certified public accountants which require signatures of members of the audit committee have wrong dates and blank signature pages.

Rectification measures: due to the error of time setting of the fax machines, the dates shown on the signature pages, which were faxed by the members of the audit committee, were not displayed correctly. In accordance with the requirements of the Notice of Works on Annual Report of China Securities Regulatory Commission, the audit committee reviewed the unaudited 2009 financial report of the Company. During review of the unaudited financial report, certain members of the audit committee directly signed on the signature pages without ticking the “agree” box even though they did not have any disagreement with the financial report.

The Company has corrected issues such as time setting of the fax machines and further standardized and improved the signing procedures of the members of the audit committee by requesting each member to specify his/her choice on the letter of opinion before signing it since the 2010 second meeting of the audit committee held on 16 August 2010.

Person in charge: manager of the audit department

Time of rectification: the rectification has been completed.

3. The issue regarding two lawyers from the Company’s legal adviser signing the legal opinion but only one of them has attended the general meetings.

Rectification measure: before holding the general meeting, the Company has submitted the notice, agenda, published announcements and resolutions to be approved at the meetings to the legal counsel for review. Occasionally the lawyer who has reviewed the written materials was unable to attend the meeting in person and may be replaced by another lawyer to carry out the on-site witness procedures. The Company normally requests for signatures from both lawyers. However, the listing regulatory requirements stipulate that the lawyers who attend the general meeting should review all the meeting materials, conduct witness procedures and issue legal opinion, while lawyers who do not attend the meeting are not allowed to sign on the legal opinion.

The Company has requested its legal adviser to participate in general meetings in accordance with the regulatory requirements and to perform the witness procedures.

Person in charge: secretary of the Board

Time of rectification: the rectification has been completed.

IV. Issues regarding independence

1. The actual remuneration assessment of certain senior management of the Company is not in line with relevant requirements of the Company.

Description: method combining annual remuneration system and various obligations is adopted for assessing the remuneration of senior management of the Company, which is honored in accordance with the completion of the annual economic indicators confirmed by auditing.

The remuneration committee of the Board will propose recommendations on the annual business objectives, evaluation methods and remuneration standards of directors, supervisors and senior management every year which are subject to approval by the Board.

The remuneration of certain senior management (provincial management officers) was assessed by the State-Owned Assets Supervision and Administration Commission of Shandong Province before July 2009. Since August 2009, it was assessed by the Company in accordance with the listing regulatory requirements. The arrangement was disclosed in the 2009 annual report of the Company.

2. Certain semi-year production and operation plans and various financial plans of the Company and its subsidiaries and affiliations are reviewed and unified by Yankuang Group Corporation Limited (“Yankuang Group”).

Rectification measure: amendments shall be made to the procedures for approval of plans of the Company. Preliminary plans proposed by managers shall be submitted to the Board or general meetings for consideration and approval in accordance with the responsibilities and authorities stipulated in the Articles of Association (if applicable).

Before the board meetings, directors appointed by Yankuang Group can review the production and operation plans and financial plans by perusing the meeting materials and propose comments and amendments in the capacity of directors. After completion of the approval procedures by the Company, Yankuang Group shall unify the plans in accordance with the requirements for supervision and management of state-owned enterprises.

Person in charge: chief financial officer, manager of the finance department and manager of the planning and development department

Time of rectification: the end of 2010

3. The value of certain buildings and transportation equipment of the Company which have not obtained the certificates of title amounted to RMB826,771,400 in total, of which housing buildings amounted to RMB596,934,600, mine buildings amounted to RMB866,700, ground structures amounted to RMB226,876,200 and transportation equipment amounted to RMB2,093,900.

Rectification measures: the assets which the Company has not obtained the certificates of title are mainly assets of its subsidiaries, namely Yanzhou Coal Yulin Neng Hua Company Limited (“Yulin Neng Hua”) and Yanmei Heze Neng Hua Company Limited (“Heze Neng Hua”). Yulin Neng Hua and Heze Neng Hua commenced production in July 2009 and December 2009, respectively and it takes certain amount of time to obtain certificates of title for the related assets. The Company has strictly complied with relevant requirement in disclosing information of the fixed assets which have not obtained certificates of title.

Certificates of title for transportation equipment have been obtained. The application of certificates of title for assets such as housing buildings and ground structures is in process and targeted to be completed before the end of January 2011.

Persons in charge: chief financial officer, manager of finance department and chairman of enterprise community office

Time of rectification: the end of January 2011

4. Certain restructuring, establishment of departments and appointment and removal of senior management officers and managers of the affiliations are first approved by the board of directors of Yankuang Group before being considered and approved by the Board of the Company.

Description: restructuring, establishment of departments and appointment and removal of senior management officers and managers of each department of the affiliations of the Company are proposed by the general manager of the Company and reported to the chairman and vice chairman of the Board of the Company (general manager and chairman of the board of directors of Yankuang Group, respectively) for approval before being considered and approved by the Board and general meeting of managers of the Company.

As a provincially managed wholly state-owned enterprise, Yankuang Group issues documents and conducts filing procedures for the movements in important positions and organizations of its core affiliated enterprises.

Since December 2010, the Company has independently completed the appointments and restructuring of its departments. Yankuang Group will conduct the filing procedures if the situation requires, or the appointment documents issued by Yankuang group will come into effect after the listed company implements appointment procedures.

Persons in charge: chairman and vice chairman of the Board, general manager

Time of rectification: the rectification has been completed.

5. Most of the sites in the office buildings which the Company has property rights were leased to Yankuang Group while the Company rented buildings of Yankuang Group for office use, which presents overlapping of offices for Yankuang Group and the Company.

Rectification measure: as no new office was built during the restructuring and listing of the Company, there is overlapping in the use of offices for Yankuang Group and the Company by way of lease. The Company will discuss with Yankuang Group as soon as possible to gradually reduce the overlapping in use of offices for Yankuang Group and the Company.

Persons in charge: general manager and manager of general department

Time of rectification: the end of 2011

6. Certain independent branches of the Company such as the supplies office and sales office still show logos of supplies department and sales department of Yankuang Group but not logos of the Company. The function of the supplies office also includes management of supplies for Yankuang Group, which is not entirely separated completely from the shareholders of the Company.

Rectification measures: as the supplies office of the Company is the sole supplies department of the Company, it performs the function of supplies for the Company as well as for Yankuang Group so as to fully utilize the cost-effectiveness brought by the economies of scale. It provides materials to Yankuang Group at market price. The transactions are based on fair and reasonable terms, approved by the independent shareholders of the Company and accounted for continuing connected transactions.

The Company has shown the logo of the Company in the supplies office and the coal transportation and sales department. Meanwhile, the Company will strictly supervise its connected transactions with Yankuang Group.

Person in charge: general manager and manager of general department

Time of rectification: the rectification has been completed.

The Company will strictly implement the rectification measures of the above issues to further improve its corporate governance and constantly enhance its quality of standard operation, so as to protect the interests of its investors.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

30 December 2010

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC